Exhibit 99-2
                                                                    ------------


 [GRAPHIC OMITTED]
Koor Industries Ltd.


                  KOOR INDUSTRIES REPORTS CONSOLIDATED RESULTS
                           FOR THE FIRST QUARTER 2007


o    Net profit of NIS 124 million ($29.8 million)

o    Growth in profitability of all major holdings

o Capital gains of NIS 33 million from the sale of Scopus Video Networks and Elbit Systems


TEL AVIV, Israel - May 14, 2007 - Koor Industries Ltd. (NYSE: KOR), (the "Company", "Koor") a leading Israeli holding company, reported today its consolidated financial results for the three months ended March 31, 2007.

Net income for the first quarter 2007 totaled NIS 124 million ($29.8 million), or $1.77 per ordinary share and $0.35 per American Depositary Share ("ADS"). Net income for the first quarter last year totaled NIS 102 million ($24.5 million), or $1.47 per ordinary share and $0.29 per ADS, and included the net impact of the initial implementation of Israel accounting standard no. 22 (treatment of financial instruments) which contributed NIS 39 million ($9.4 million) to Koor's quarterly net income.

The strong net income for the first quarter 2007 followed the substantial increase in the net profit of Makhteshim Agan Industries and ECI Telecom, as well as the return to profitability of Telrad Networks following the restructuring measures implemented in 2006. Net income for the quarter includes NIS 33 million ($7.9 million) in capital gains following the sale of Koor's holding in Scopus Video Networks, and the receipt of the second installment of the cash due on the sale of Koor's entire holding in Elbit Systems.

Raanan Cohen, Chief Executive Officer of Koor Industries commented on the results, "I am very pleased with our results this quarter. We generated net income of NIS 124 million following the strong profitability of our major holdings and the capital gains following our divestiture activities. Makhteshim Agan is taking advantage of strong market opportunities, while progressing with its restructuring process. ECI Telecom showed increased profitability and generated additional value and income following the IPO of Veraz Networks."

Mr. Cohen added "After the end of the quarter, we successfully raised NIS 640 million ($154 million) from local institutional investors, with a view of continuing to invest in our major holdings and other potential opportunities."


As of March 31, 2007, loans from banks and institutional investors of Koor, and its wholly owned subsidiaries, aggregated approximately NIS 2.37 billion ($570 million). Cash, cash equivalents and short term deposits of the Company, and its wholly owned subsidiaries, as of March 31, 2007, aggregated to approximately NIS
0.89 billion ($214 million). The net debt of the Company, and its wholly owned subsidiaries, as of March 31, 2007, resulting from the above, was approximately NIS 1.48 billion ($356 million). The cash balance does not include NIS 320 million ($77 million) of additional proceeds expected to be received in 2007 and 2008 under agreements signed in 2006.

MAIN EVENTS IN THE FIRST QUARTER 2007

Sale of Scopus Video Networks
On January 11, 2007, Koor completed the sale of its entire 22.7% shareholding in Scopus Video Networks to Optibase Ltd. for NIS 67.6 million ($16 million). As a result of the sale Koor recorded a capital gain of NIS 23 million ($5.6 million) in the first quarter of 2007.

Sale of Elbit Systems
At the end of 2006, Koor completed the sale of its entire shareholding in Elbit Systems for a total consideration of NIS 414 million ($99 million), payable in several installments. In the first quarter Koor received a payment in an amount of NIS 60 million ($14 million) and recorded a capital gain of NIS 9.9 million ($2.4 million). The last payment, in an amount of $44.2 million is due in the third quarter of 2007.


TRANSACTIONS AND EVENTS SUBSEQUENT TO THE END OF THE FIRST QUARTER 2007

Sale of Sheraton Moriah Hotel Chain
On April 26, 2007 Koor completed the sale of its entire 56.5% shareholding in Sheraton Moriah Israel Ltd. to Azorim Tourism Ltd., a company in which Azorim Development and Construction Co. Ltd. ("Azorim") owns 75% and Boymelgreen Capital Ltd owns 25%, for a total consideration of approximately $24 million. The first installment in the amount of $6.3 million was received on December 21, 2006; the second installment, in the amount of $8.6 million, was received at the closing. The remaining amount of approx. $9.1 million, guaranteed by Azorim, is due by March 27, 2008. As a result of the transaction, Koor currently estimates that it will record a capital gain of approximately NIS 14 million in the second quarter of 2007.

Agreement to Sell 5% of Knafaim, and an Option to Sell Balance of the Holding
On May 8, 2007, Koor signed an agreement to sell 4.96% of Knafaim Holdings Ltd. ("Knafaim") to Ms. Tamar Borovich. The shares will be sold at a price per share of $10.47, for a total consideration of approximately $7.4 million. $1.5 million was paid upon signing and the remainder will be paid upon the closing of the transaction. The closing is expected to take place by the end of the third quarter of 2007, and is subject to receipt of the approval of Israel's anti-trust commissioner. Koor currently estimates that following the closing of the transaction it will record a capital gain of NIS 7 million. Ms. Borovich also has a Call option to acquire all, or part, of the balance of Koor's shareholding in Knafaim, representing approx. a further 4.2% of Knafaim's share capital under predefined terms. If Ms. Borovich does not exercise the option to purchase the balance of shares, Koor has a Put option to sell, all or part, the balance of its shares to Ms. Borovich.

Bond Issuance
On May 9, 2007 Koor raised approx. NIS 640 million ($154 million) through a private offering of investment grade debentures ("Offering") to institutional investors in Israel at an effective interest rate of 4.05% linked to the Israeli Consumer Price Index ("CPI"). The debentures were rated A+/Stable by Maalot - The Israel Securities Rating Company Ltd. ("Maalot"), a Standard & Poor`s affiliation. The terms of the debentures offered were identical to the terms of the Series H debentures offered by the Company to the public in Israel pursuant to the prospectus dated August 13, 2006.

RESULTS OF KEY HOLDINGS*
Makhteshim-Agan Industries (39.2% voting end-Q1 2007, TASE: MAIN, recorded according to equity method)
Revenues for the first quarter of 2007 increased 13% totaling $559.3 million, compared to $493.9 million for the same period in 2006. The revenue increase stemmed mainly from mild climate conditions in Europe, which brought about early, high level, demand for crop protection products; the strengthening of the Euro, which increased the dollar value of revenues; and increased demand for agricultural produce such as corn, sugar cane and soy, drawing increased derivative demand for Makhteshim Agan's products.

Makhteshim Agan's net income for the quarter increased 15% totaling $66.6 million, compared to $57.7 million in the first quarter of 2006.

ECI Telecom (28.0%, NASDAQ: ECIL, recorded according to equity method)
Revenues for the first quarter totaled $155.1 million compared to $162.0 million in the first quarter of 2006. Net income for the quarter totaled $18.7 million, compared to $3.1 million in the first quarter last year. Net income for the quarter included a $12.5 million tax benefit recorded in connection with the initial public offering of Veraz Networks. Pro-forma, non GAAP net income for the first quarter of 2007 reached $9.7 million, up 37% compared with pro forma, non GAAP net income of $7.1 million in the first quarter of 2006.

ECI's pro-forma, non-GAAP, net income differs this quarter from results reported under U.S. GAAP due to adjustments made for the following items: The amortization of acquired intangible assets; the impact of share-based compensation and a tax benefit recorded in connection with the initial public offering of Veraz Networks. A full reconciliation is available in ECI Telecom's earnings' release for the first quarter 2007.

Telrad Networks (61%, recorded according to equity method)
Revenues for the first quarter of 2007 totaled NIS 62.7 million ($15.1 million), compared to NIS 109.0 million ($26.2 million) for the first quarter in 2006. Net income for the quarter totaled NIS 3.0 million ($0.7 million), a substantial improvement compared to a net loss of NIS 1.8 million ($0.4 million) for the first quarter in 2006.

Telrad's improved financial performance follows comprehensive reorganization and restructuring measures implemented throughout 2006. These included the substantial downsizing of its unionized workforce, the sale of its manufacturing facility, and the relocation of all operations to a single facility. Telrad now has a much more flexible expense structure.

o Koor Industries and its Key Holdings' results are presented as published, and except for ECI Telecom, which prepares its financial statements in accordance with US GAAP, and prepares an Israel GAAP reconciliation for Koor, the results are prepared in accordance with the Israeli GAAP. Differences may occur during consolidation given accounting principles and currency translation differences.

o The results of the companies reporting in New Israeli Shekels (NIS) were converted to US$ using the NIS\$ conversion rate as at March 31, 2007 of NIS 4.155.

Conference call details:
Date:        May 15, 2007
Time:        11:00 am EDT (4:00 pm UK, 6:00 pm Israel)

To participate in the live call please dial one of the following numbers:
United States:           1-888-642-5032      Canada:        1-888-604-5839
UK:                      0-800-917-5108      Israel:        03-918-0650
International:           +972-3-918-0650
Replay no. (until May 17): 1-888-782-4291 (US), 1-866-500-4964 (Canada),
0-800-028-6837 (UK), +972-3-925-5941 or on Koor's website under 'Investor
Relations' - www.koor.com.

About Koor

Koor Industries is a leading Israeli holding company, focusing on high-growth, internationally-oriented, Israeli companies. Koor actively invests in agrochemicals through Makhteshim Agan Industries; in telecommunications through its holdings in ECI Telecom, ECTel and Telrad Networks; and in venture capital through Koor Corporate Venture Capital. Koor's ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE: KOR) and Koor's Ordinary Shares are traded on the Tel Aviv Stock Exchange (TASE: KOR).

COMPANY CONTACT                                         IR CONTACTS
Oren Hillinger, Finance Director                        Ehud Helft / Kenny Green
Koor Industries Ltd.                                    GK Investor Relations
Tel: 972 3 607-5111                                     Tel: 1 866 704-6710
Fax: 972 3 607-5110                                     Fax: 972 3 607-4711
oren.hillinger@koor.com                                 info@gkir.com

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.


       ********************* Financial Tables Follow *********************


Koor Industries Ltd.                                                                        (AN ISRAELI CORPORATION)
----------------------------------------------------------------------------------------------------------------------
Condensed Consolidated Interim Statements of Income for the

                                                                                                     Year
                                                                                                    ended
                                                        Three months ended March 31           December 31
                                                     -----------------------------------
                                                                 2007          (i) 2006         (ii) 2006
                                                     ------------------  ---------------   --------------
                                                                 Unaudited                        Audited
                                                     -----------------------------------   --------------
                                                                        NIS thousands
                                                     ----------------------------------------------------

Revenues and earnings
Revenue from sales and services                              53,618             77,099           270,452
Group's equity in the operating results
 of investee companies, net                                 112,880             64,311           (37,555)
Other income, net                                            33,610              4,502            99,492
                                                     --------------      -------------     --------------
                                                            200,108            145,912           332,389
                                                     --------------      -------------     --------------
Costs and losses
Cost of sales and services                                   41,025             54,449           210,097
Selling and marketing expenses                               11,683             12,605            47,315
General and administrative expenses                          12,983             15,718            87,514
Financing expenses, net                                       8,136             13,910            97,480
                                                     --------------      -------------     --------------
                                                             73,827             96,682           442,406
                                                     --------------      -------------     --------------
Earnings before income tax                                  126,281             49,230          (110,017)
Income tax                                                      485                 40            (4,671)
                                                     --------------      -------------     --------------
                                                            126,766             49,270          (114,688)
Minority interest in consolidated
 companies' results, net                                        336             (1,969)           (2,430)
                                                     --------------      -------------     --------------

Net earnings (loss) from continuing
 operations                                                 127,102             47,301          (117,118)

Net earnings (loss) from discontinued
 operations                                                  (3,323)            (7,991)           13,918
Cumulative effect as of the beginning of the
 year of change in accounting method                              -             62,552            62,552
                                                     --------------      -------------     --------------
Net earnings (loss) for the period                          123,779            101,862           (40,648)
                                                     ==============      =============     ==============

                                                                NIS                NIS               NIS
                                                     --------------      -------------     --------------
Basic earnings (loss) per ordinary share:
From continuing operations                                    7.544              2.757            (6.623)
From discontinued operations                                 (0.201)            (0.492)            0.849
From cumulative effect of change in
 accounting method                                                -              3.852             3.815
                                                     --------------      -------------     --------------
Net (loss) earnings for the period                            7.343              6.117            (1.959)
                                                     ==============      =============     ==============
Diluted earnings (loss) per ordinary share:
From continuing operations                                    7.440              2.698            (7.161)
From discontinued operations                                 (0.200)            (0.481)            0.849
From cumulative effect of change in
 accounting method                                                -              3.768             3.815
                                                     --------------      -------------     --------------
Net earnings (loss) for the period                            7.240              5.985            (2.497)
                                                     ==============      =============     ==============


(i)   Reclassified with respect to discontinued operations (see Note 6(2) and Note 6(3) in Koor Industries Consolidated
      Financial Statements for Q1 2007 (Unaudited)).

(ii)  Reclassified with respect to discontinued operations (see Note 6(3) in Koor Industries Consolidated Financial Statements
      for Q1 2007 (Unaudited)).




Koor Industries Ltd.                                                                        (AN ISRAELI CORPORATION)
----------------------------------------------------------------------------------------------------------------------
Condensed Consolidated Balance Sheet as at

                                                                      March 31                December 31
                                                           ----------------------------
                                                                 2007          (i) 2006         (ii) 2006
                                                           ----------     -------------   ---------------
                                                                 Unaudited                        Audited
                                                           ----------------------------   ---------------
                                                                        NIS thousands
                                                           ----------------------------------------------
Assets

Current assets
Cash and cash equivalents                                    488,086             48,636           241,586
Short-term deposits and investments                          564,538            722,920           695,931
Trade receivables                                             43,191             53,384            33,010
Other  receivables                                            28,807             53,976            64,521
Inventories                                                   68,351             87,575            62,319
                                                         ------------       ------------      ------------
                                                           1,192,973            966,491         1,097,367
                                                         ------------       ------------      ------------
Investments and long-term receivables
Investments in affiliates                                  3,377,654          2,803,935         3,322,177
Other investments and receivables                            165,331            535,611           179,488
                                                         ------------       ------------      ------------
                                                           3,542,985          3,339,546         3,501,665
                                                         ------------       ------------      ------------

Investment property                                          108,280           * 81,016          * 80,080
                                                         ------------       ------------      ------------
Fixed assets, net                                              8,764           * 10,497           * 9,528
                                                         ------------       ------------      ------------
Intangible assets, deferred tax assets
 and deferred expenses                                         3,760             16,538               546
                                                         ------------       ------------      ------------
Assets relating to discontinued operations
                                                             808,349          1,090,153           814,645
                                                         ------------       ------------      ------------

                                                           5,665,111          5,504,241         5,503,831
                                                         ============       ============      ============



*    Reclassified.
(i)  Reclassified with respect to discontinued operations (see Note 6(2) and Note 6(3) in Koor Industries Consolidated Financial
     Statements for Q1 2007 (Unaudited)).
(ii) Reclassified with respect to discontinued operations (see Note 6(3) in Koor Industries Consolidated Financial Statements for
     Q1 2007 (Unaudited)).





Koor Industries Ltd.                                                                        (AN ISRAELI CORPORATION)
----------------------------------------------------------------------------------------------------------------------
Condensed Consolidated Balance Sheet as at

                                                                      March 31                December 31
                                                           ----------------------------
                                                                 2007          (i) 2006         (ii) 2006
                                                           ----------     -------------   ---------------
                                                                 Unaudited                        Audited
                                                           ----------------------------   ---------------
                                                                        NIS thousands
                                                           ----------------------------------------------
Liabilities and shareholders' equity

Current liabilities
Credit from banks and others                                  33,240            239,601            33,800
Trade payables                                                47,777             51,349            40,473
Other payables                                               183,004            149,542           161,228
Customer advances                                              3,303              1,544             1,779
                                                         ------------       ------------      ------------
                                                             267,324            442,036           237,280
                                                         ------------       ------------      ------------

Long-term liabilities
Long-term bank loans                                       1,328,760          1,004,415         1,299,174
Other long-term loans                                         13,867             53,545            47,467
Debentures                                                   988,030            392,383           988,482
Deferred taxes                                                   715                 93                34
Liability for employee severance
 benefits, net                                                 2,068                 40             2,137
                                                         ------------       ------------      ------------
                                                           2,333,440          1,450,476         2,337,294
                                                         ------------       ------------      ------------

Liabilities relating to discontinued
 operations                                                  742,826            994,938           737,721
                                                         ------------       ------------      ------------

Minority interest                                              2,054              1,560             2,348
                                                         ------------       ------------      ------------
Shareholders' equity                                       2,319,467          2,615,231         2,189,188
                                                         ------------       ------------      ------------

                                                           5,665,111          5,504,241         5,503,831
                                                         ============       ============      ============


(i)  Reclassified with respect to discontinued operations (see Note 6(2) and Note 6(3) in Koor Industries Consolidated Financial
     Statements for Q1 2007 (Unaudited)).
(ii) Reclassified with respect to discontinued operations (see Note 6(3) in Koor Industries Consolidated Financial Statements for
     Q1 2007 (Unaudited)).
